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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period March 26, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: March 26, 2004	By:	/s/ GIORGIO SPRIANO Giorgio Spriano Head of Company Secretariat

SANPAOLO IMI GROUP

NEWS RELEASE

•
Budget expectations confirmed in the first two months of 2004 the Group with growth in net income and operating income

•
Financial statements for 2003 approved: consolidated net income 972 million euro

•
Dividend of 0.39 euro per share confirmed (+30% on 2002, dividend yield 4.78% based on average share price in 2003)

•
The embedded value of the Group's life business grew: SANPAOLO IMI WM 1,198 million euro (+33.26% on 2002) and Fideuram 1,108 million euro (+31.28% on 2002).

Turin, 26 March 2004—The Board of Directors today approved the results of the SANPAOLO IMI Group, which are substantially in line with those contained in the Quarterly Report of 13 February. Data for the first two months of 2004 were also examined, which confirm the good performance of the principal operating items.

The results of the first two months appear in line with budget expectations, thanks to a constant attention to cost control and improvement in net interest and other banking income. Credit quality remains high.

Financial assets of the Group grew by 0.9% from the beginning of the year (an increase of approximately 3.3 billion euro). The increase particularly concerned indirect deposits: assets under management, in fact, grew by approximately 0.7%, assets administered by 1.9%. Direct deposits rose approximately 0.3%. In asset management products, good performance in the financial markets brought an increase in the total asset stock. Insurance products confirmed the growth dynamic which has characterised them in the past years.

The validity of the actions taken 2003, to defend margins and effect the Three-Year Plan is confirmed.

For 2004 the strategies already indicated in the 2003-2005 Plan will be implemented: the Group intends to complete the extension of the Sanpaolo Network distribution model to all the commercial networks, bringing together the search for efficiency, thanks to the single strategic and commercial direction, with the reinforcement of customer relationships, generated by the strong local roots of the various historic brands which make up the Group.

Initiatives aimed at strengthening the know-how, product innovation and rationalisation of the specialist companies by business and the management of the traditional strong points of the Group, such as financial strength and high quality, confirmed by solvency ratios and credit risk indices, accompany the rationalisation of the distribution channel.

*    *    *

The principal consolidated financial data at 31 December 2003 are consistent with those published in the fourth quarter statement:

  Income statement

  •
  Net interest income: +1.7% (3,716 million euro).

  •
  net commissions: +8.6% (3,036 million euro); the growing trend in commission revenues is in part due to the recovery in financial markets and is found in all sectors. Management, dealing and consultancy rose by 6.2% as a result of good performance in revenues from securities dealing, custody and foreign currency (+12.1%) and commissions from asset management (+5%), other commission revenues, financings and guarantees, deposits and current accounts and other commissions and net revenues from dealing showed increases between 13% and 15%.

  •
  profits and losses from financial transactions and dividends on shares: +47% (447 million euro); more than two thirds came from dealing in securities, foreign exchange and derivatives by Banca IMI and the Parent Bank.

  •
  net interest and other banking income: showed an increase of 5.9% (7,482 million euro).

  •
  administrative costs: +0.7% (4,610 million euro) the structural cost containment measures already launched from 2001 allowed the Group to maintain a strict control over the development of administrative costs. Personnel expenses, notwithstanding the increases due to the CCNL national employment contract (falling due at the end of 2003), showed a contained growth: +1% (2,841 million euro) and were in part counterbalanced by actions to contain and optimise staff resources, whose number fell by an average of 2.9% on 2002. The benefits expected from the initiatives to personnel leaving incentives will be fully felt from 2004, but have already begun to show themselves in 2003: the staff departures will generate from 2005 an annual saving of approximately 260 million euro (170 million euro in 2004). This has involved provisions of 475 million euro, largely due to the "Fondo di Solidarietà" for leaving incentives.

  •
  adjustments to tangible and intangible fixed assets: -4.7% (484 million euro); the reduction is in line with the performance of investments which, although high, were lower than those of the previous year.

  •
  operating income: +16.4% (2,717 million euro).

  •
  provisions and net adjustments to loans and financial fixed assets: -39.2% (859 million euro); the reduction is largely due to the recovery in value of the shareholding in Santander Central Hispano (215 million euro against a value adjustment of 399 million euro in 2002). Net adjustments to loans and provisions for guarantees and charges (724 million euro) include the full provision for the exposure to the Cirio Group and the provision of 90% of the exposure to the Parmalat Group.

  •
  ordinary income: consequently recorded an increase of 141.5% (1,700 million euro).

  •
  net income: 972 million euro, up by 7.9% on 2002.

  •
  RoE: 9% against 8.3% in 2002.

  •
  cost/income: 61.9% against 65.1% in 2002.

  Volumes

  •
  net loans to customers: 122,415 million euro (+0.6%).

  •
  financial assets of customers: 368,042 million euro (+4.4%).

  •
  indirect deposits: 236,321 million euro (+7.8%).

  •
  asset management: 143,711 million euro (+8.1%).

  •
  asset administration: 92,610 million euro (+7.4%).

  •
  life technical reserves: 33,536 million euro (+27.2%).

  •
  doubtful loans: 2,571 million euro (-8.8%).

  •
  net non-performing loans: 1,171 million euro (-6.2%).

  •
  net non-performing loans/net loans: 0.9%.

  •
  tier 1 ratio: 7.4% and total ratio: 10.5%.

The company financial statements show net income of 824 million euro (+57.6% against 2002).

The distribution of a unit dividend of €0.39 (with full tax credit) will be proposed to the Shareholders' Meeting called for 28 and 29 April, on first and second call. Ex-dividend and payment dates are expected to be 24 and 27 May. The dividend provides a yield of 4.78% on the basis of the average value of the Sanpaolo Imi share price in 2003, with an increase for Shareholders of 30% against 2002.

The net result recorded by the insurance companies in the life sector made a strong contribution to Group net income: Sanpaolo Vita, the Sanpaolo Life subsidiary and connected companies (SANPAOLO IMI Wealth Management) contributed 79.5 million euro to Group net income and Fideuram Vita recorded net income of 35.5 million euro.

The importance of the economic contribution of the life sector is evident considering the growth in embedded value in the insurance business, the sum of net worth adjusted to market values and the portfolio of policies in force: for SANPAOLO IMI WM embedded value moved from 899 million euro in 2002 to 1,198 million euro in 2003 (+33.26%) and for Fideuram from 844 million euro to 1.108 million euro (+31.28%).

The consolidated financial statements and the company financial statements will be accompanied by the reports of the Board of Statutory Auditors and Independent Auditors, and will be deposited according to law.

*    *    *

The Board of Directors of SANPAOLO IMI also made the annual check on the independence of the Company's Directors, in the light of the norms contained in the Codice di Autodisciplina delle Società Quotate.

The Board of Directors has established that of the non-executive Directors who are to be considered "not independent", in consideration of their offices in shareholders which form part of the agreement among shareholders SANPAOLO IMI and have significant financial relationships with the Bank:

Anthony Orsatelli

Virgilio Marrone

Iti Mihalich

In the case of all the other non-executive Directors, there are no circumstances to warrant their lack of independence.

The report on the system of corporate governance and self-discipline code will be available together with the documentation for the shareholders' meeting and published on the Group's internet site www.grupposanpaoloimi.com.

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com—Telefax +39 011 555 2989
www.grupposanpaoloimi.com
 Dean Quinn (+39 011 555 2593)
 Damiano Accattoli (+39 011 555 3590)
 Alessia Allemani (+39 011 555 6147)
 Anna Monticelli (+39 011 555 2526)

Reclassified consolidated statement of income

	2003	2002 pro-forma(1)	Change 2002/2003 pro-forma
	(€/mil)	(€/mil)	(%)
NET INTEREST INCOME	3,716	3,653	+1.7

Net commissions and other net dealing revenues	3,036	2,795	+8.6
Profits and losses from financial transactions and dividends on shares	447	304	+47.0
Profits from companies carried at equity and dividends from shareholdings	283	314	-9.9

NET INTEREST AND OTHER BANKING INCOME	7,482	7,066	+5.9

Administrative costs	-4,610	-4,578	+0.7
—personnel	-2,841	-2,814	+1.0
—other administrative costs	-1,512	-1,508	+0.3
—indirect duties and taxes	-257	-256	+0.4
Other operating income, net	329	354	-7.1
Adjustments to tangible and intangible fixed assets	-484	-508	-4.7

OPERATING INCOME	2,717	2,334	+16.4

Adjustments to goodwill and merger and consolidation differences	-158	-218	-27.5
Provisions and net adjustments to loans and financial fixed assets	-859	-1,412	-39.2
—provisions for risks and charges	-195	-261	-25.3
—adjustments to loans and provisions for guarantees and commitments	-724	-590	n.s.
—net adjustments to financial fixed assets	60	-561	n.s.

INCOME BEFORE EXTRAORDINARY ITEMS	1,700	704	+141.5

Net extraordinary income	-32	320	n.s.

INCOME BEFORE TAXES	1,668	1,024	+62.9

Income taxes for the period	-657	-443	+48.3
Change in reserves for general banking risks	9	363	-97.5
Income attributable to minority interests	-48	-43	+11.6

NET INCOME	972	901	+7.9

(1)
The pro forma data for the year 2002 were prepared to enable consistent comparison with the data for the year 2003. The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002, as well as the exclusion from the area of full consolidation of Banque Sanpaolo and IW Bank and proportional consolidation of Finconsumo Banca, again from that date.

Quarterly analysis of the reclassified consolidated statement of income

	2003					2002 pro forma(1)
	Fourth quarter	Third quarter pro-forma(1)	Second quarter pro-forma(1)	First quarter pro-forma(1)	Quarterly average	Fourth quarter	Third quarter	Second quarter	First quarter	Quarterly average
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)

NET INTEREST INCOME	921	939	932	924	929	926	906	920	901	913

Net commissions and other net dealing revenues	855	786	713	682	759	751	665	686	693	699
Profitti e Profits and losses from financial transactions and dividends on shares	108	76	178	85	112	68	22	129	85	76
Profits from companies carried at equity and dividends from shareholdings	61	67	99	56	71	58	60	142	54	79

NET INTEREST AND OTHER BANKING INCOME	1,945	1,868	1,922	1,747	1,871	1,803	1,653	1,877	1,733	1,767

Administrative costs	-1,214	-1,128	-1,152	-1,116	-1,153	-1,205	-1,113	-1,157	-1,103	-1,145
—personnel	-735	-696	-713	-697	-710	-733	-683	-709	-689	-704
—other administrative costs	-422	-365	-372	-353	-378	-404	-372	-378	-354	-377
—indirect duties and taxes	-57	-67	-67	-66	-64	-68	-58	-70	-60	-64
Other operating income, net	85	82	81	81	82	92	93	91	78	89
Adjustments to tangible and intangible fixed assets	-148	-113	-116	-107	-121	-159	-128	-112	-109	-127

OPERATING INCOME	668	709	735	605	679	531	505	699	599	584

Adjustments to goodwill and merger and consolidation differences	-43	-35	-46	-34	-40	-91	-40	-45	-42	-55
Provisions and net adjustments to loans and financial fixed assets	-474	-71	-180	-134	-215	-658	-453	-150	-151	-353
—provisions for risks and charges	-88	-44	-36	-27	-49	-98	-65	-53	-45	-65
—adjustments to loans and provisions for guarantees and commitments	-432	-122	-102	-68	—	-263	-181	-54	-92	-148
—net adjustments to financial fixed assets	46	95	-42	-39	15	-297	-207	-43	-14	-140

INCOME BEFORE EXTRAORDINARY ITEMS	151	603	509	437	424	-218	12	504	406	176

Net extraordinary income	179	-38	-215	42	-8	150	35	79	56	80

INCOME BEFORE TAXES	330	565	294	479	416	-68	47	583	462	256

Income taxes for the period	-133	-213	-122	-189	-164	42	-74	-242	-169	-111
Change in reserves for general banking risks	3	6	—	—	2	352	13	-2	—	91
Income attributable to minority interests	-14	-13	-12	-9	-12	—	-14	-15	-14	-11

NET INCOME	186	345	160	281	242	326	-28	324	279	225

(1)
The pro forma data, were prepared to enable consistent comparison. The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002, the exclusion from the area of full consolidation of Banque Sanpaolo IW Bank and proportional consolidation of Finconsumo Banca, again from that date, as well as, for the first quarter 2002, the full consolidation of the ex Cardine Group, for the first time at 30 June 2002 with accounting effect from 1 January 2002.

Reclassified consolidated balance sheet

	31/12/2003	31/12/2002 pro-forma (1)	Change 31/12/03- 31/12/02 pro-forma
	(€/mil)	(€/mil)	(%)
ASSETS
Cash and deposits with central banks and post offices	1,474	1,499	-1.7
Loans	146,877	145,921	+0.7
—due from banks	22,278	21,744	+2.5
—loans to customers	124,559	124,177	+0.3
Dealing securities	22,357	19,015	+17.6
Fixed assets	9,822	9,103	+7.9
—investment securities	2,935	2,391	+22.8
—equity investments	4,572	4,172	+9.6
—intangible fixed assets	343	398	-13.8
—tangible fixed assets	1,972	2,142	-7.9
Differences arising on consolidation and on application of the equity method	959	1,080	-11.2
Other assets	21,091	23,027	-8.4

Total assets	202,580	199,645	+1.5

LIABILITIES
Payables	160,255	157,369	+1.8
—due to banks	28,534	24,133	+18.2
—due to customers and securities issued	131,721	133,236	-1.1
Provisions	4,019	3,889	+3.3
—for taxation	732	742	+1.3
—for termination indemnities	946	967	-2.2
—for risks and charges	2,037	1,832	+11.2
—for pensions and similar	304	348	-12.6
Other liabilities	20,626	20,738	-0.5
Subordinated liabilities	6,414	6,605	-2.9
Minority interests	271	342	-20.8
Shareholders' equity	10,995	10,702	+2.7

Total liabilities	202,580	199,645	+1.5

(1)
The pro forma data at 31 December 2002, were prepared to enable consistent comparison with the data at 31 December 2003. The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002, as well as the exclusion from the area of full consolidation of Banque Sanpaolo and IW Bank and proportional consolidation of Finconsumo Banca, again from that date.

Quarterly analysis of the reclassified consolidated balance sheet

	2003
					2002 pro-forma(1)
	31/12 pro-forma(1)	30/9 pro-forma(1)	30/6 pro-forma(1)	31/3 pro-forma(1)
					31/12	30/9	30/6	31/3
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	1,474	963	974	967	1,499	965	1,086	1,502
Loans	146,877	139,679	146,381	148,267	145,921	142,835	143,830	144,214
—due from banks	22,278	17,607	20,050	22,741	21,744	21,604	22,450	20,702
—loans to customers	124,599	122,072	126,331	125,526	124,177	121,231	121,380	123,512
Dealing securities	22,357	23,642	24,580	20,489	19,015	23,068	24,384	25,058
Fixed assets	9,822	9,690	9,586	9,866	9,103	9,812	10,406	11,521
—investment securities	2,935	2,864	2,895	2,950	2,391	2,634	3,185	3,484
—equity investments	4,572	4,424	4,253	4,453	4,172	4,478	4,428	5,175
—intangible fixed assets	343	334	339	370	398	371	389	411
—tangible fixed assets	1,972	2,068	2,099	2,093	2,142	2,329	2,404	2,451
Differences arising on consolidation and on application of the equity method	959	992	1,027	1,055	1,080	1,148	1,195	1,175
Other assets	21,901	22,893	26,460	22,131	23,027	22,982	22,781	22,831

Total assets	202,580	197,859	209,008	202,775	199,645	200,810	203,682	206,301

LIABILITIES
Payables	160,255	155,736	160,518	162,154	157,369	159,913	162,937	164,353
—due to banks	28,534	26,638	28,087	27,896	24,133	26,686	30,155	32,455
—due to customers and securities issued	131,721	129,098	132,431	134,258	133,236	133,227	132,782	131,898
Provisions	4,019	4,026	3,680	3,908	3,889	4,293	4,181	4,585
—for taxation	732	725	436	838	742	1,195	1,078	1,412
—for termination indemnities	946	985	971	971	967	975	995	998
—for risks and charges	2,037	2,007	1,925	1,751	1,832	1,776	1,760	1,800
—for pensions and similar	304	309	348	348	348	347	348	375
Other liabilities	20,626	20,555	27,311	19,010	20,738	19,593	19,566	19,505
Subordinated liabilities	6,414	6,484	6,784	6,533	6,605	6,210	6,147	5,785
Minority interests	271	298	292	354	342	437	445	805
Shareholders' equity	10,995	10,760	10,423	10,816	10,702	10,364	10,406	11,268

Total liabilities	202,580	197,859	209,008	202,775	199,645	200,810	203,682	206,301

(1)
The pro forma data, were prepared to enable consistent comparison. The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002, the exclusion from the area of full consolidation of Banque Sanpaolo IW Bank and proportional consolidation of Finconsumo Banca, again from that date, as well as, for the first quarter 2002, the full consolidation of the ex Cardine Group, for the first time at 30 June 2002 with accounting effect from 1 January 2002.

Parent Bank reclassified consolidated statement of income

	2003	2002 pro-forma(1)	Change 2003/2002 pro-forma
	(€/mil)	(€/mil)	(%)
NET INTEREST INCOME	1,849	1,829	+1.1

Net commissions and other net dealing revenues	1,467	1,322	+11.0
Profits and losses from financial transactions and dividends on shares	89	55	+61.8
Profits from companies carried at equity and dividends from shareholdings	832	628	+32.5

NET INTEREST AND OTHER BANKING INCOME	4,237	3,834	+10.5

Administrative costs	-2,723	-2,713	+0.4
—personnel	-1,665	-1,665	—
—other administrative costs	-918	-914	+0.4
—indirect duties and taxes	-140	-144	-2.8
Other operating income, net	375	390	-3.8
Adjustments to tangible and intangible fixed assets	-339	-352	-3.7

OPERATING INCOME	1,550	1,159	+33.7

Adjustments to goodwill and merger and consolidation differences	-115	-148	-22.3
Provisions and net adjustments to loans and financial fixed assets	-579	-710	-18.5
—provisions for risks and charges	-117	-143	-18.2
—adjustments to loans and provisions for guarantees and commitments	-401	-229	n.s.
—net adjustments to financial fixed assets	-61	-338	-82.0

INCOME BEFORE EXTRAORDINARY ITEMS	856	301	+184.4

Net extraordinary income	233	425	-45.2

INCOME BEFORE TAXES	1,089	726	+50.0

Income taxes for the period	-265	-203	+30.5
Change in reserves for general banking risks	—	—	n.s.

NET INCOME	824	523	+57.6

Parent Bank reclassified consolidated balance sheet

	31/12/2003	31/12/2002 pro-forma(1)	Change 31/12/03- 31/12/02 pro-forma
	(€/mil)	(€/mil)	(%)
ASSETS
Cash and deposits with central banks and post offices	741	835	-11.3
Loans	91,368	86,155	+6.1
—due from banks	27,385	20,512	+33.5
—loans to customers	63,983	65,643	-2.5
Dealing securities	8,816	11,950	-26.2
Fixed assets	14,820	13,690	+8.3
—investment securities	2,458	2,033	+20.9
—equity investments	10,291	9,344	+10.1
—intangible fixed assets	797	829	-3.9
—tangible fixed assets	1,274	1,484	-14.2
Other assets	9,235	8,921	+3.5

Total assets	124,980	121,551	+2.8

LIABILITIES
Payables	97,470	94,750	+2.9
—due to banks	37,800	37,143	+1.8
—due to customers and securities issued	59,670	57,607	+3.6
Provisions	2,490	2,512	-0.9
—for taxation	660	790	-16.5
—for termination indemnities	529	512	+3.3
—for risks and charges	1,301	1,169	+11.3
—for pensions and similar	—	41	n.s.
Other liabilities	8,787	7,934	+10.8
Subordinated liabilities	5,887	6,090	-3.3
Shareholders' equity	10,346	10,265	+0.8
—capital	5,144	5,144
—reserves	4,378	4,164
—net income	824	523
—adjustments for alignment with net income	—	434

Total liabilities	124,980	121,551	+2.8

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SIGNATURES
SANPAOLO IMI GROUP
NEWS RELEASE
Reclassified consolidated statement of income
Quarterly analysis of the reclassified consolidated statement of income
Reclassified consolidated balance sheet
Quarterly analysis of the reclassified consolidated balance sheet
Parent Bank reclassified consolidated statement of income
Parent Bank reclassified consolidated balance sheet